Exhibit 12

                                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                                 Three
                                                                Fiscal Year Ended                             Months Ended
                                                July 29,     July 28,    August 2,    August 1,  July 31,  October 31, October 30,
                                                 1994         1995         1996          1997     1998        1997        1998
Earnings as Defined

  Income before income taxes and change
    in accounting principle                       90,568       105,333     102,380    137,457   164,730     37,553      41,415
  Fixed charges, excluding capitalized interest    4,947         4,190       4,668      7,072     8,719      2,432       2,334

Total Earnings as Defined                         95,515       109,523     107,048    144,529   173,449     39,985      43,749

  Interest expense (including capitalized
   interest)                                       3,670         2,795       2,379      4,182     4,981      1,447       1,189
  1/3 of rental expense                            2,811         3,467       4,299      4,983     5,693      1,372       1,549

Total Fixed Charges as Defined                     6,481         6,262       6,678      9,165    10,674      2,819       2,738

Ratio of Earnings to Fixed Charges                  14.7          17.5        16.0       15.8      16.2       14.2        16.0

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Note:  Earnings used to complete this ratio are before income taxes and before fixed charges (excluding interest) capitalized during the period). Fixed charges consist of interest, whether or not capitalized, amortization of debt discount and expense, and one-third of all rent expense for operating leases (considered representative of the interest factor).